                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               The St. Joe Company
                               -------------------
                                (Name of Issuer)

                           Common Stock, No par value
                           --------------------------
                         (Title of Class of Securities)

                                    790148100
                                    ---------
                                 (CUSIP Number)

                               Winfred L. Thornton
                       Alfred I. duPont Testamentary Trust
                            4600 Touchton Road, East
                             Building 200, Suite 500
                             Jacksonville, FL 32246
                                 (904) 232-4148
                                 ---------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 21, 2002
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a recording person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Alfred I. duPont Testamentary Trust

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      (a)
      (b) X

3)    SEC Use Only

4)    Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)    Citizenship or Place of Organization

      Florida

      Number of           7)  Sole Voting Power                       33,955,986
      Shares Bene-
      ficially            8)  Shared Voting Power                     33,955,986
      Owned by
      Each                9)  Sole Dispositive Power                  33,955,986
      Reporting
      Person With         10) Shared Dispositive Power                33,955,986

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      33,955,986

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)   Percent of Class Represented by Amount in Row (11)

      43.6%

14)   Type of Reporting Person (See Instructions)

      OO

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      The Nemours Foundation

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      (a)
      (b) X

3)    SEC Use Only

4)    Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)    Citizenship or Place of Organization
      Florida

      Number of           7)  Sole Voting Power                        2,082,108
      Shares Bene-
      ficially            8)  Shared Voting Power                      2,082,108
      Owned by
      Each                9)  Sole Dispositive Power                   2,082,108
      Reporting
      Person With         10) Shared Dispositive Power                 2,082,108

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,082,108

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)   Percent of Class Represented by Amount in Row (11)

      2.7%

14)   Type of Reporting Person (See Instructions)

      OO

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Winfred L. Thornton

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      (a)
      (b) X

3)    SEC Use Only

4)    Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)    Citizenship or Place of Organization
      United States of America

      Number of           7)  Sole Voting Power                           14,523
      Shares Bene-
      ficially            8)  Shared Voting Power                     36,038,094
      Owned by
      Each                9)  Sole Dispositive Power                      14,523
      Reporting
      Person With         10) Shared Dispositive Power                36,038,094

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      36,052,617

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)   Percent of Class Represented by Amount in Row (11)

      46.3%

14)   Type of Reporting Person (See Instructions)

      IN

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate Trustee

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      (a)
      (b) X

3)    SEC Use Only

4)    Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)    Citizenship or Place of Organization
      United States of America

      Number of           7)  Sole Voting Power                           91,600
      Shares Bene-
      ficially            8)  Shared Voting Power                     36,038,094
      Owned by
      Each                9)  Sole Dispositive Power                      89,000
      Reporting
      Person With         10) Shared Dispositive Power                36,039,794

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      36,130,394

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)   Percent of Class Represented by Amount in Row (11)

      46.4%

14)   Type of Reporting Person (See Instructions)

      BK

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Hugh M. Durden

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization
         United States of America

         Number of           7) Sole Voting Power                          1,334
         Shares Bene-
         ficially            8) Shared Voting Power                   36,038,094
         Owned by
         Each                9) Sole Dispositive Power                     1,334
         Reporting
         Person With         10)Shared Dispositive Power              36,038,094

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         36,039,428

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         46.3%

14)      Type of Reporting Person (See Instructions)

         IN

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         John S. Lord

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization

         United States of America

         Number of           7) Sole Voting Power                          5,233
         Shares Bene-
         ficially            8) Shared Voting Power                   36,038,094
         Owned by
         Each                9) Sole Dispositive Power                     5,233
         Reporting
         Person With         10)Shared Dispositive Power              36,038,094

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         36,043,327

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         46.3%

14)      Type of Reporting Person (See Instructions)

         IN

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Herbert H. Peyton

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2
         (d)or 2(e)

6)       Citizenship or Place of Organization

         United States of America

         Number of           7) Sole Voting Power                          5,233
         Shares Bene-
         ficially            8) Shared Voting Power                   36,038,094
         Owned by
         Each                9) Sole Dispositive Power                     5,233
         Reporting
         Person With         10)Shared Dispositive Power              36,038,094

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         36,043,327

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         46.3%

14)      Type of Reporting Person (See Instructions)

         IN

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         John F. Porter, III

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6)       Citizenship or Place of Organization

         United States of America

         Number of           7) Sole Voting Power                              0
         Shares Bene-
         ficially            8) Shared Voting Power                   36,038,094
         Owned by
         Each                9) Sole Dispositive Power                         0
         Reporting
         Person With         10)Shared Dispositive Power              36,038,094

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         36,038,094

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         46.3%

14)      Type of Reporting Person (See Instructions)

         IN

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         W. T. Thompson, III

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (See Instructions)

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2
         (d)or 2(e)

6)       Citizenship or Place of Organization

         United States of America

         Number of           7) Sole Voting Power                          1,500
         Shares Bene-
         ficially            8) Shared Voting Power                   36,173,094
         Owned by
         Each                9) Sole Dispositive Power                     1,500
         Reporting
         Person With         10)Shared Dispositive Power              36,173,094

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         36,174,594

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         46.4%

14)      Type of Reporting Person (See Instructions)

         IN

Items 2, 4, 5, and 7 are amended as set forth below.

Item 2.  Identity and Background

     This Amendment is filed on behalf of the Alfred I. duPont Testamentary Trust (the "Trust"), the Nemours Foundation (the "Foundation"), Wachovia Bank, N.A. as Corporate Trustee, Hugh M. Durden, John S. Lord, Herbert H. Peyton, John
F. Porter, III, William T. Thompson, III, and Winfred L. Thornton (collectively, the "Reporting Persons").

     The Trust's and the Foundation's business address is 4600 Touchton Road, East Building 200, Suite 500, Jacksonville, FL 32246. The Trust was established under the Last Will and Testament of Alfred I. duPont. The Foundation is a non-profit corporation organized under the laws of the State of Florida.

     The Trustees of the Trust are Messrs. Lord, Peyton, Porter, Thompson, Thornton and Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, the corporate trustee of the Trust (collectively, the "Trustees"). The individual trustees and Hugh M. Durden, the representative of the Corporate Trustee, constitute the entire Board of Directors of the Foundation. By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of the Issuer owned by the Trust and the Foundation. Messrs. Durden, Lord, Peyton and Thornton are also directors of the Issuer.

     During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     All of the individuals that are Reporting Persons are citizens of the United States of America. Wachovia Bank, N.A., is a national banking association.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as a significant stockholder, the Reporting Persons currently do not have any plans or proposals which relate to or would result in:
(a) the
acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer. Presently, Messrs. Durden, Lord, Peyton and Thornton are directors on the Issuer's Board of Directors which has nine members and the Reporting Persons do not have any plans or proposals to change the number or term of directors, other than to fill any future vacancies on the Board.

     On June 17, 2002, the Trust entered into an Underwriting Agreement (the "Underwriting Agreement") with the Issuer and the Underwriters named therein relating to a secondary offering (the "Secondary Offering") with respect to 8,050,000 shares of Common Stock which consisted of 7,000,000 shares of Common Stock originally offered and an over-allotment option with respect to 1,050,000 shares of Common Stock. The closing under the Underwriting Agreement occurred on June 21, 2002. In addition, the Trust and the Issuer closed on a $75 million transaction under which the Issuer purchased from the Trust, concurrently with the consummation of the Secondary Offering, approximately 2,586,206 shares of Common Stock at a price per share of $29.00, which equaled the public offering price in the Secondary Offering.

     The Trust sold shares of the Common Stock in the Secondary Offering in order to diversify the Trust's assets. In the future, the Trust may sell additional shares of Common Stock, but has agreed with the underwriters that it will not, subject to customary exceptions, effect any sales of Common Stock for a period of 180 days from the date of the prospectus (June 17, 2002) relating to the Secondary Offering without the consent of Morgan Stanley & Co. Incorporated. The Trust anticipates that it will continue to reduce its ownership of Common Stock over the next several years through open market sales, private sales, participation in the Issuer's stock repurchase program or otherwise. The timing and amount of sales by the Trust is subject to a number of uncertainties, including the market price of the Common Stock, the Issuer's prospects and general economic conditions.

     As stated in Item 2, Messrs. Durden, Lord, Peyton and Thornton are all directors of the Issuer and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Durden, Lord, Peyton and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.


Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Trust beneficially owned 33,955,986 shares of the Common Stock, which represented 43.6% of the issued and outstanding shares of Common Stock of the Issuer. As of such date, the Foundation beneficially owned 2,082,108 shares of Common Stock of the Issuer, which represented 2.7% of the outstanding Common Stock of the Issuer. By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation may be deemed to have indirect beneficial ownership of the shares of the Issuer owned by the Trust and the Foundation. In addition, as of such date, Winfred L. Thornton has beneficially ownership over 3,471 shares of Common Stock of the Issuer, and William T. Thompson, III has beneficial ownership over 136,500 shares of the Common Stock of the Issuer. In addition, as of such date, John S. Lord has the right to acquire, 5,233 shares of the Common Stock of the Issuer, Herbert H. Peyton has the right to acquire 5,233 shares of the Common Stock of the Issuer, Hugh M. Durden has the right to acquire 1,334 shares of the Common Stock of the Issuer and Winfred L. Thornton has the right to acquire 11,052 shares of the Common Stock of the Issuer. In addition, Wachovia Bank, N.A., may be deemed to have beneficial ownership over 92,300 shares of Common Stock of the Issuer held in fiduciary and investment capacities. The number of shares owned by each of the foregoing individuals and Wachovia Bank, N.A., individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

(b) By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the 33,955,986 shares of Common Stock of the Issuer owned by the Trust and the 2,082,108 shares of Common Stock of the Issuer owned by the Foundation. Mr. Thornton has the sole power to vote and dispose of the 3,471 shares of Common Stock of the Issuer which he owns. Mr. Thompson has the sole power to vote and dispose of 1,500 shares of Common Stock of the Issuer which he owns and shares voting and dispositive power over the other 135,000 shares of Common Stock of the Issuer he beneficially owns. In addition to the shares held by the Trust and Foundation, Wachovia Bank, N.A., has sole voting power over 91,600 shares of Common Stock of the Issuer, sole dispositive power over 89,000 shares of Common Stock of the Issuer, and shared dispositive power over 1,700 shares of Common Stock of the Issuer.

(c) On June 21, 2002, the Trust closed on the following transactions in the Issuer's Common Stock:

--------------------------------------------------------------------------------
Date of      Type of event or   Number of         Price per      Number of
event or     transaction        shares            share and      shares
trans-                          acquired or       aggregate      solely
action                          disposed of       price          owned after
                                                                 transaction
--------------------------------------------------------------------------------
6/21/02     Sale pursuant to     8,050,000        $27.6225 per    36,542,192
            Secondary                             share;
            Offering                              $222,361,125
--------------------------------------------------------------------------------
6/21/02     Sale to Issuer       2,586,206        $29.00 per      33,955,986
                                                  share;
                                                  $75,000,000
--------------------------------------------------------------------------------

Item 7.  Material To Be Filed As Exhibits

         1. Underwriting Agreement dated June 17, 2001 among the Alfred I. duPont Testamentary Trust, The St. Joe Company and the Underwriters named therein is filed herewith.

         2.  Agreement among Reporting Persons dated June 28, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Alfred I. duPont Testamentary Trust

June 28, 2002                         /s/Winfred L. Thornton
                                      ------------------------------
                                      Winfred L. Thornton
                                      Chairman

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       The Nemours Foundation

June 28, 2002                          /s/ William T. Thompson, III
                                       ---------------------------------
                                       William T. Thompson, III
                                       Chairman

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Wachovia Bank, N.A., as Corporate Trustee

June 28, 2002                          /s/ Joe Long
                                       ---------------------------------
                                       Joe Long
                                       Senior Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2002                       /s/ Hugh M. Durden
                                    -------------------------------------
                                    Hugh M. Durden

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2002                       /s/ John S. Lord
                                    ------------------------------------
                                    John S. Lord

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2002                       /s/ Herbert H. Peyton
                                    ------------------------------------
                                    Herbert H. Peyton

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2002                       /s/ John F. Porter, III
                                    ------------------------------------
                                    John F. Porter, III

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2002                       /s/ William T. Thompson, III
                                    ------------------------------------
                                    William T. Thompson, III

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2002                       /s/ Winfred L. Thornton
                                    ------------------------------------
                                    Winfred L. Thornton